                              SCHEDULE 13E-4


                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                      Issuer Tender Offer Statement
  (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                             AMENDMENT NO. 1
                             Final Amendment


                         HARDWICK HOLDING COMPANY
                         ------------------------
                           (Name of the Issuer)


                         HARDWICK HOLDING COMPANY
                   ------------------------------------
                   (Name of Person(s) Filing Statement)



                  COMMON STOCK, $.50 PAR VALUE PER SHARE
                  --------------------------------------
                      (Title of Class of Securities)


                                Not Applicable
                  -------------------------------------
                  (CUSIP Number of Class of Securities)


                           Richard R. Cheatham
                         Kilpatrick Stockton LLP
                          1100 Peachtree Street
                       Atlanta, Georgia 30309-4530
                                (404) 815-6570
   -------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive
                               Notices and
         Communications on Behalf of Person(s) Filing Statement)


                              December 6, 1996
  (Date Tender Offer First Published, Sent or Given to Security Holders)

     This statement constitutes Amendment No. 1 and the final amendment of the Tender Offer Statement on Schedule 13E-4 filed on December 6, 1996 by Hardwick Holding Company (the "Holding Company"), a business corporation organized under the laws of Georgia, with regard to the offer to purchase by the Holding Company (the "Offer") of up to 25,575 shares of Holding Company common stock, par value $.50 per share ("Holding Company Stock"), upon the terms and conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated December 6, 1996, and the related letter of transmittal filed therewith. An Amendment No. 1 and final amendment to the Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed concurrently with the filing of this Amendment.

     The Holding Company is sending the letter attached as Exhibit (a)(3) to each of the shareholders of the Holding Company terminating the Offer to Purchase as of February 19, because of a lack of interest of the shareholders of the Holding Company in participating in the Offer. No shares were purchased by the Holding Company in the Offer and the Holding Company, therefore, did not achieve the stated purpose of the Offer of reducing the number of shareholders to a number sufficient to suspend the Holding Company's obligations to continue filing certain information, documents and reports with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

Item 9.        Material to be filed as Exhibits

(a)(1)    The Offer to Purchase dated December 6, 1996*
(a)(2)    Letter of Transmittal*
(a)(3) Letter to Shareholders of the Holding Company informing them of the termination of the Tender Offer.
__________________
*Previously Filed
                                Signature


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

                              HARDWICK HOLDING COMPANY



February 19, 1997                  By: /s/ Michael Robinson
                                   Name:  Michael Robinson
                                   Title:  Executive Vice President and CFO
                          EXHIBIT (d)(3)


To the Shareholders of Hardwick Holding Company



Dear Shareholder:

     Hardwick Holding Company is hereby terminating its offer to purchase up to 25,575 shares of its common stock at $20 a share pursuant to a tender offer dated December 5, 1996 because of lack of interest of the Company's shareholders. If you have any questions about this termination, please contact Mike Robinson, Executive Vice President of Hardwick, at
(706) 217-3950.

                                           Sincerely,



                                           Michael Robinson
                                           Executive Vice President